Westcore Trust

1290 Broadway, Suite 1100

Denver, CO  80203

December 29, 2010

Via EDGAR

Mr. Larry Greene

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:       Westcore Trust (the “Registrant”)

            Form N-14

            File Nos. 333-170797, 811-03373

Dear Mr. Greene:

Enclosed herewith on behalf of the Registrant, please find attached Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14, which Registration Statement was filed on November 23, 2010 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”) and the Securities Act of 1933, as amended (the “1933 Act”) (the “Registration Statement”).  Post-Effective Amendment No. 1 reflects changes made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 16, 2010, and clarified in telephonic communications with the Staff on December 22 and December 23, 2010, and includes information not previously included in the Registration Statement.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on December 16, 2010, and clarified in telephonic communications with the Staff on December 22 and December 23, 2010, to the Registration Statement, accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1.         GENERAL COMMENT

Staff Comment:  The Staff urges all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require.   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Greene

December 29, 2010

Registrant’s Response:   Comment complied with.  Please see the Registrant’s acknowledgments following these responses.

2.         USA PATRIOT ACT/AML

a.         Staff Comment: Please include disclosure regarding compliance with the USA PATRIOT Act and/or anti-money laundering rules unless incorporated by reference.

Registrant’s Response:  Comment complied with.  Registrant has included disclosure on page 6 of the Proxy Statement/Prospectus stating that the Open-End Fund has a “Customer Identification Program” to verify the identity of account holders.  Furthermore, disclosure has been added to explain that, under applicable anti-money laundering regulations and other federal regulations, redemption requests may be suspended, restricted, canceled, or processed and the proceeds may be withheld to the extent necessary to comply with applicable law.

3.         NAST ANALYSIS

Staff Comment:  Please provide the analysis supporting the identity of the surviving fund for accounting purposes and the calculation of performance, in accordance with the Staff’s position in North American Security Trust, (pub. avail. Aug. 5, 1994).

Registrant’s Response:  Comment complied with.  Please see the requested analysis set forth in Exhibit A hereto.

4.         REORGANIZATION EXPENSES

a.         Staff Comment:  Note 1 to the Combined Pro Forma Financial Statements (“Basis of Combination”)  currently states that the Reorganization costs are estimated to be approximately $480,000, of which approximately $80,000 are to be paid by Westcore Blue Chip Fund subsequent to the Reorganization.  Pursuant to Regulation S-X, the pro forma balance sheet should show adjustments giving effect to the $80,000 borne by Westcore Blue Chip Fund and the $400,000 borne by Blue Chip Value Fund.  Furthermore, the capitalization table does not reflect the $80,000 and $400,000 in expenses.

Registrant’s Response:  Comment complied with.  Pursuant to telephonic communications with the Staff on December 23, 2010, Registrant has amended the capitalization table in the Proxy Statement/Prospectus and the pro forma financial statements to give effect to the $400,000 borne by Blue Chip Value Fund and the $80,000 borne by Westcore Blue Chip Fund.

Mr. Larry Greene

December 29, 2010

b.         Staff Comment:  Please include additional disclosure discussing the additional $80,000 in Reorganization expenses in the Question and Answer section (p. 3) as well as under the heading “Expenses of the Reorganization” (p. 26).

Registrant’s Response:  Comment complied with.  Registrant has added disclosure in the Question and Answer Section and under the heading “Expenses of the Reorganization” discussing the $80,000 in reorganization expenses.

5.         DEREGISTRATION

Staff Comment:  Please include additional disclosure stating whether the Closed-End Fund will file an application to deregister on Form N-8F.

Registrant’s Response:  Comment complied with.  The following sentence has been added to the Answer to Question 6 in the Q&A Section, as well as page 2 of the Proxy Statement/Prospectus: “As soon as practicable after the completion of the Reorganization, the Closed-End Fund will file an application pursuant to Section 8(f) of the 1940 Act for an order declaring that it has ceased operations as an investment company.”

6.         NOTICE TO STOCKHOLDERS

Staff Comment:  Please include disclosure in the Notice to Stockholders explaining how broker non-votes and abstentions will be addressed.

Registrant’s Response:  Comment complied with.  The following disclosure has been added to the Answer to Question 15: “Broker non-votes and abstentions will be considered present for purposes of determining the existence of a quorum for the transaction of business but will have the effect of votes against the proposal.”

7.         QUESTIONS AND ANSWERS

a.         Staff Comment:  In the Answer to Question 6, please include disclosure explaining whether the Reorganization will be conducted on a net-asset-value to net-asset-value basis.

Registrant’s Response:  Comment complied with.  Registrant has added a sentence to the Answer to Question 6 stating that:

Mr. Larry Greene

December 29, 2010

The number of Westcore Blue Chip Fund Shares to be issued (including fractional shares, if any) in exchange for the Blue Chip Value Fund’s net assets will be determined by dividing the aggregate value of the Blue Chip Value Fund’s net assets by the net asset value per Westcore Blue Chip Fund Share, each determined as of the Valuation Date.  The Blue Chip Value Fund’s net asset value can be expected to vary from its market value on the Valuation Date.

Registrant has also added similar disclosure in the Proxy Statement/Prospectus under the headings “The Proposed Reorganization” and “Information About the Proposed Reorganization.”

b.         Staff Comment:  In the Answer to Question 7, please include, in the discussion of differences between open-end funds and closed-end funds, additional disclosure regarding differences with respect to leverage/borrowing and anti-takeover provisions.

Registrant’s Response:  Comment complied with.  The following disclosure has been added to the Answer to Question 7:

Closed-end funds have, under the 1940 Act, more flexibility to borrow than open-end funds, which results in closed-end funds being able to engage in leverage.  Closed-end funds may also issue “senior securities” (i.e., debt and preferred stock) unlike open-end funds.   Closed-end funds, unlike open-end funds, may include anti-takeover provisions that are intended to have the effect of limiting the ability of other entities or persons to acquire control of the closed-end fund or to change the composition of its board of directors.  An open-end fund (other than a money market fund) is limited to investing no more than 15% of its net assets in illiquid securities, which are generally securities that do not have an active trading market, while closed-end funds are not restricted in their ability to invest in illiquid securities.

c.         Staff Comment:  The Answer to Question 8 states that “[t]he Westcore Blue Chip Fund has no present intention to change its investment objective.”  Please describe the steps necessary for the Westcore Blue Chip Fund to change its investment objective.

Registrant’s Response:  Comment complied with.  The Answer to Question 8 has been supplemented by adding the following sentences: “The Westcore Blue Chip Fund’s investment objective may be changed by the Board of Trustees of the Westcore Trust without the approval of shareholders.  Furthermore, the Westcore Blue Chip Fund must notify shareholders with written notice sixty (60) days prior to any change in its investment policy.”

d.         Staff Comment:  The Answer to Question 11 states that “[t]he advisory fees of the Westcore Blue Chip Fund after the Reorganization are expected to be similar to the current advisory fees for the Blue Chip Value Fund.”  Please explain whether this statement is made with respect to a fee rate or with respect to a fee dollar amount.

Mr. Larry Greene

December 29, 2010

Registrant’s Response:  Comment complied with.  The Answer to Question 11 has been amended to state that “[t]he advisory fee rate of the Westcore Blue Chip Fund after the Reorganization is expected to be similar to the current advisory fee rate of the Blue Chip Value Fund.”

8.         DISCLAIMER

Staff Comment:  The disclosure on p. 3 of the Proxy Statement/Prospectus regarding the fact that the SEC has not approved or disapproved of the securities should not be in all-caps. Please re-state the disclosure in bold print.

Registrant’s Response:  Comment complied with.  The text has been modified to be in bold print, and no longer appears in all-caps.

9.         ANNUAL FUND OPERATING EXPENSES

a.         Staff Comment:  The disclosure on p. 13 states that both funds may invest in other investment companies.  If investments are made in other investment companies, acquired fund fees and expenses should be reflected in the annual fund operating expenses on p. 5 as a line item, or, in the alternative, explain why such a line item is not required.

Registrant’s Response:  Comment complied with.  Registrant is not required to include acquired fund fees and expenses as a line item to the annual fund operating expenses table because such aggregate fees and expenses do not exceed 1 basis point of Registrant’s net assets.

b.         Staff Comment:  Please disclose in the footnotes to the annual fund operating expenses table if any clawbacks are applicable.

Registrant’s Response:   Registrant confirms that the Adviser does not recoup expense waiver amounts, and consequently believes that no explanatory footnote is required.

c.         Staff Comment:  Please disclose in the footnotes to the annual fund operating expenses whether the lack of 12b-1 fees is due to the absence of a 12b-1 plan or whether no fees are charged.

Registrant’s Response:  Registrant confirms that the lack of 12b-1 fees in the annual fund operating expenses table is due to the absence of a 12b-1 plan, and believes that no explanatory footnote is required.

Mr. Larry Greene

December 29, 2010

d.         Staff Comment:  Please confirm that the total annual fund operating expenses, which are stated as 1.29%, 1.25% and 1.17% for the Closed-End Fund, Open-End Fund and the combined fund respectively, are accurate.

Registrant’s Response:  Comment complied with.  In accordance with Item 3 of Form N-1A, Instruction 3(d)(ii), Registrant has restated the Closed-End Fund expense information in the Annual Fund Operating Expenses table on page 5 to reflect material changes to current expenses subsequent to the 12-month period ended June 30, 2010.  The restated figures reflect the reduction of the Closed-End Fund’s leverage to zero in July, 2010 and the termination of its line of credit effective December, 2010.   The expense figures for the Open-End Fund and the combined fund are accurate and have not been modified.

e.         Staff Comment:  Please move the footnotes to the annual fund operating expenses table to follow the expense examples.

Registrant’s Response:  Comment complied with.  The footnotes have been moved to follow the expense examples.

10.       COMPARISON OF CLOSED-END FUNDS AND OPEN-END FUNDS

Staff Comment:  In the discussion of differences between closed-end funds and open-end funds on p. 6 of the Proxy Statement/Prospectus, please include any additional disclosure added to the corresponding discussion in the Questions and Answers, as well as additional disclosure discussing the degrees to which closed-end funds and open-end funds may invest in illiquid investments.

Registrant’s Response:  Comment complied with.  Registrant has added the following disclosure to p. 7 of the Proxy Statement/Prospectus:

Closed-end funds, unlike open-end funds, may include anti-takeover provisions that are intended to have the effect of limiting the ability of other entities or persons to acquire control of the closed-end fund or to change the composition of its board of directors. An open-end fund (other than a money market fund) is limited to investing no more than 15% of its net assets in illiquid securities, which are generally securities that do not have an active trading market, while closed-end funds are not restricted in their ability to invest in illiquid securities.

11.       PORTFOLIO MANAGER COMPENSATION STRUCTURE

Mr. Larry Greene

December 29, 2010

a.         Staff Comment:  In the discussion of “Portfolio Manager Compensation Structure” on p. 22 of the Proxy Statement/Prospectus, you state that “[t]he investment performance criteria emphasizes pre-tax long-term (3-5 years when available) results of the composites compared against the appropriate benchmark index, which for the Closed-End Fund would be the benchmark index disclosed in the Closed-End Fund’s prospectus.”  Please clarify whether the Closed-End Fund has a current prospectus, and if not, please identify the benchmark index.

Registrant’s Response:  Comment complied with.   The Closed-End Fund does not have a current prospectus.  The disclosure under “Portfolio Manager Compensation Structure” has been restated as follows to refer to the Closed-End Fund’s benchmark index: “[t]he investment performance criteria emphasizes pre-tax long-term (3-5 years when available) results of the composites compared against the appropriate benchmark index, which for the Closed-End Fund would be the S&P 500 Index.”

b.         Staff Comment:  In the discussion of “Portfolio Manager Compensation Structure” on p. 22 of the Proxy Statement/Prospectus, you state that “[n]on-partner portfolio manager compensation consists of a base salary, discretionary firm profit sharing and predetermined potential bonus.”  Please clarify whether this statement applies to the Closed-End Fund, the Open-End Fund or both.

Registrant’s Response:   Comment complied with.  Registrant has modified the above sentence to read as follows: “For both the Open-End Fund and the Closed-End Fund, non-partner portfolio manager compensation consists of a base salary, discretionary firm profit sharing and predetermined potential bonus.”

12.       SHAREHOLDER PROPOSALS

Staff Comment:  On p. 34 of the Proxy Statement/Prospectus, please include under “Voting Matters and Other Information” disclosure regarding procedures for shareholder proposals, including deadlines for submitting shareholder proposals if applicable, in accordance with Rule 14a-5 under the Exchange Act.

Registrant’s Response:  Comment complied with.  The following disclosure has been added to the Proxy Statement/Prospectus under the heading “Voting Matters and Other Information”:

Stockholder/Shareholder Proposals

Mr. Larry Greene

December 29, 2010

The Closed-End Fund holds an annual meeting of stockholders each year. As stated in the proxy statement for last year's annual meeting of stockholders, stockholders who intended to present a proposal which relates to a proper subject for stockholder action at the Annual Meeting of Stockholders in the year 2011, and who wished such proposal to be considered for inclusion in the Fund’s proxy materials for such meeting, must have caused such proposal to be received, in proper form, at the Fund’s principal executive offices no later than December 4, 2010.  Any such proposals, as well as any questions relating thereto, should have been directed to the Fund to the attention of its President.  If the Reorganization is approved by stockholders, it is anticipated that there will be no 2011 Annual Meeting of Stockholders of the Closed-End Fund.

The Open-End Fund is not required, and does not intend, to hold annual shareholder meetings.  Shareholder meetings may be called from time to time as described in the Westcore Trust's Amended and Restated Agreement and Declaration of Trust and Amended and Restated Bylaws.  Under the proxy rules of the SEC, shareholder proposals that meet certain conditions may be included in the Open-End Fund’s proxy statement for a particular meeting.  Those rules currently require that for future meetings, the shareholder must be a record or beneficial owner of Open-End Fund shares either (i) with a value of at least $2,000 or (ii) in an amount representing at least 1% of the Open-End Fund’s securities to be voted, at the time the proposal is submitted and for one year prior thereto, and must continue to own such shares through the date on which the meeting is held.

Shareholder proposals to be presented at any future meeting of shareholders must be received by the Open-End Fund in writing a reasonable amount of time before the Open-End Fund solicits proxies for that meeting, in order to be considered for inclusion in the proxy materials for that meeting.  Shareholders wishing to submit a proposal for inclusion in a proxy statement should send their written proposal to the Secretary of the Westcore Trust at 1290 Broadway, Suite 1100, Denver, Colorado 80203.  The timely submission of a proposal does not guarantee its inclusion in the proxy materials.

13.       PRO FORMA SCHEDULE OF INVESTMENTS

Staff Comment:  Please note that in the pro forma Schedule of Investments, any securities that have to be sold in connection with the Reorganization should be marked and identified as such.

Registrant’s Response:  The Adviser believes there is no security on the Pro Forma Schedule as of June 30, 2010 that would have to be sold because of the Reorganization. This may change based on the securities held at the closing of the Reorganization or market conditions.

* * *

In addition to the above changes, the Registrant has also, among other things, completed certain data points and made certain clerical changes to the Registration Statement.

Mr. Larry Greene

December 29, 2010

The Registrant hereby acknowledges that:

•    should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact the undersigned at (303) 623-2577.

Very truly yours,

/s/ Paul F. Leone
Paul F. Leone
Secretary

Mr. Larry Greene

December 29, 2010

EXHIBIT A

As requested, the following is Registrant’s analysis of the factors set forth by the Division of Investment Management in North American Security Trust, 1993 SEC No-Act. LEXIS 876 (pub. avail. Aug. 5, 1994) (“NAST”) with respect to financial accounting survivors in the context of reorganizations.  For the reasons set forth below, the factors identified in the NAST no-action letter affirm that the Westcore Blue Chip Fund is properly considered the accounting survivor in the Reorganization.

Background

                        Westcore Blue Chip Fund is an open-end, management investment company.  Blue Chip Value Fund is a closed-end, management investment company. The Board of Trustees/Directors of each Fund have given final approval to reorganize the Blue Chip Value Fund into the Westcore Blue Chip Fund, subject to Blue Chip Value Fund shareholder approval. Both Funds are managed by Denver Investments (the “Adviser”) utilizing the same portfolio management team. As described in Registrant’s Form N-14 filed on November 23, 2010, it is proposed that the Blue Chip Value Fund transfer all of its assets and liabilities to the Westcore Blue Chip Fund.  The Westcore Blue Chip Fund will be the surviving entity after the Reorganization and nothing about Westcore Blue Chip Fund will change other than an increase in assets.  Accordingly, the Westcore Blue Chip Fund will be the financial accounting survivor as indicated above.

NAST No-Action Letter

                        In NAST, the North American Security Trust sought assurance from the Staff that the Commission would not take any enforcement action against it if utilized, for periods prior to the establishment of its Moderate Asset Allocation Trust (the “new portfolio”), the performance of a predecessor portfolio that, along with another portfolio whose performance information was not to be utilized, was reorganized with and into the new portfolio.  In granting the no-action relief, the Staff indicated that it would not recommend enforcement against North America Security Trust under Rule 482 under the Securities Act of 1933 (the “1933 Act”) or Rule 34b-1 under the Investment Company Act of 1940 (the “1940 Act”) if the new portfolio advertised the performance data of the predecessor fund as described in the request.

                        In making that determination, the Staff considered the following factors as to the funds: (1) their investment advisers; (2) their investment objectives, policies, and restrictions; (3) their expense structures and expense ratios; (4) asset size; and (5) their portfolio compositions.  The Staff further noted that the survivor of a business combination for accounting purposes (i.e., the fund whose financial statements are carried forward) typically will be the fund whose historical performance may be used by the new or surviving fund.  Importantly, the Staff did not identify any one factor as having more significance than another.

Mr. Larry Greene

December 29, 2010

Analysis

                        Applying the factors that the Staff identified in NAST to the Reorganization, we believe that the factors identified by the Staff generally weigh in favor of determining the Westcore Blue Chip Fund as the financial accounting survivor for financial statement purposes.

Each factor will be discussed in turn.

            1.         Portfolio Management Team

                        First, as discussed above, each Fund has the same investment adviser and portfolio management team prior to the Reorganization. Therefore, there is no change in portfolio management as a result of the Reorganization.

2.         Differences In Investment Strategies

                        Second, the Blue Chip Value Fund and Westcore Blue Chip Fund have substantially similar investment objectives, except for the Blue Chip Value Fund’s ability to utilize leverage.  Although Blue Chip Value Fund implemented a leveraging strategy for several years, the Adviser reduced the Blue Chip Value Fund’s leverage to zero in July, 2010.  The Blue Chip Value Fund’s investment objective is to seek a high level of total return through capital appreciation and current income consistent with investment primarily in a diversified portfolio of common stocks.  The Westcore Blue Chip Fund’s investment objective is to achieve long-term total return by investing primarily in common stocks of large, well-established companies whose stocks appear to be undervalued.  Both Funds will invest, under normal circumstances, at least 80% of the value of their net assets in large companies, such as those included in, or similar in size to those included in, the Standard & Poor’s 500 Composite Stock Price Index.  Both Funds are diversified.  After the proposed Reorganization, the combined Fund would be subject to Westcore Blue Chip Fund's investment objective and strategies.  The Westcore Blue Chip Fund has no present intention to change its investment objective.

Mr. Larry Greene

December 29, 2010

            3.         Portfolio Expense Structure and Expense Ratios

                        Third, the expense structure and expense ratio comparisons between the Blue Chip Value Fund and Westcore Blue Chip Fund have certain key differences which are primarily related to the closed-end and open-end fund structure as well as the fact that Blue Chip Value Fund is a stand-alone fund whereas Westcore Blue Chip is one of 12 funds in the Westcore Fund Family. In addition, the Westcore Blue Chip Fund includes a long-standing expense fee waiver agreement from the Adviser which has maintained the net expense ratio is no greater than 1.15%. Some of the key differences in expenses between open-end and closed-end funds relate to the transfer agent recordkeeping and servicing costs as well as the annual shareholder meeting and proxy costs. Blue Chip Value Fund also implemented a leveraging strategy within the fund for several years which resulted in additional expenses for this fund. After the proposed Reorganization, the combined Fund would be subject to the Westcore Blue Chip Fund’s expense structure.

4.         Portfolio Holdings

                        As of September 30, 2010 there was 100% overlap in the holdings of the two funds which is a result of the same investment team and process being utilized for both funds. The team and process has been the same since each Fund’s inception (April, 1987 for Blue Chip Value Fund and June, 1988 for Westcore Blue Chip Fund) which has resulted in similar long- term performance with the exception of the impact of leveraging by the Blue Chip Value Fund in the past several years.

             5.        Portfolio Size

                        As of September 30, 2010, the Blue Chip Value Fund had more assets than the Westcore Blue Chip Fund.